

May 20, 2014

Via E-mail
Mr. Lloyd W. Baker
Chief Financial Officer
Banner Corporation
10 South First Avenue
Walla Walla, Washington 99362

> **Re:** **Banner Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 4, 2014**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 26, 2014**
> **File No. 000-26584**

Dear Mr. Baker:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Part IV

Item 15. Exhibits and Financial Statement Schedules

Exhibit 32 – Certificate of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002

1.    We note that your Exhibit 32 certification presented in your December 31, 2013 Form 10-K filed March 4, 2014 inadvertently omitted the signatures of each of your principal

executive and principal financial officers.  We also note that you filed an abbreviated amendment to Form 10-K on March 26, 2014 to correct such omissions.  Since you did not file a *full and complete* amendment to the December 31, 2013 Form 10-K, please do so.  Please also ensure that the signatures, Exhibit 31 and 32 certifications are also updated and refer to the Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ David S. Irving

David S. Irving
Reviewing Accountant